UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

FUTURE FINTECH GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36117V105

(CUSIP Number)

SkyPeople International Holdings Group Limited

16F, China Development Bank Tower,

No. 2, Gaoxin 1st Road

Xi’an, People’s Republic of China 710075

+86-29-81878277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36117V105

1.	Names of Reporting Persons. SkyPeople International Holdings Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 665,200
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 665,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 665,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%[1]
14.	Type of Reporting Person (See Instructions) CO

[1]	Based on 5,173,187 shares of common stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017.

2

CUSIP No. 36117V105

1.	Names of Reporting Persons. V.X. Fortune Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,337,155[2]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,337,155[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,337,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.2%[3]
14.	Type of Reporting Person (See Instructions) CO

[2]	In its capacity as holder of 100.0% of the equity interests in SkyPeople International Holdings Group Limited, Golden Dawn International Limited, and China Tianren Organic Food Holding Company Limited.

[3]	Based on 5,173,187 shares of common stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017.

3

CUSIP No. 36117V105

1.	Names of Reporting Persons. Fancylight Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,337,155[4]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,337,155[4]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,337,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.2%[5]
14.	Type of Reporting Person (See Instructions) CO

[4]	In its capacity as holder of 100.0% of the equity interest in V.X. Fortune Capital Limited, which in turn holds 100.0% of the equity interest in SkyPeople International Holdings Group Limited, Golden Dawn International Limited and China Tianren Organic Food Holding Company Limited.

[5]	Based on 5,173,187 shares of common stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017.

4

CUSIP No. 36117V105

1.	Names of Reporting Persons. Zeyao Xue
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,337,155[6]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,337,155[6]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,337,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.2%[7]
14.	Type of Reporting Person (See Instructions) IN

[6]	In his capacity as holder of 100.0% of the equity interest in, and sole director of, Fancylight Limited, which in turn wholly-owns V.X. Fortune Capital Limited.

[7]	Based on 5,173,187 shares of common stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017.

5

CUSIP No. 36117V105

1.	Names of Reporting Persons. Yongke Xue
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,337,155[8]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,337,155[8]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,337,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.2%[9]
14.	Type of Reporting Person (See Instructions) IN

[8]	In his capacity as the sole director of each of (i) SkyPeople International Holdings Group Limited and (ii) V.X. Fortune Capital Limited.

[9]	Based on 5,173,187 shares of common stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017.

6

CUSIP No. 36117V105

1.	Names of Reporting Persons. Golden Dawn International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,488,570
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,488,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,488,570
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.8%[10]
14.	Type of Reporting Person (See Instructions) CO

[10]	Based on 5,173,187 shares of common stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017.

7

CUSIP No. 36117V105

1.	Names of Reporting Persons. China Tianren Organic Food Holding Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,385
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,385
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%[11]
14.	Type of Reporting Person (See Instructions) CO

[11]	Based on 5,173,187 shares of common stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017.

8

CUSIP No. 36117V105

1.	Names of Reporting Persons. Hongke Xue
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,671,955[12]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,671,955[12]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.3%[13]
14.	Type of Reporting Person (See Instructions) IN

[12]	In his capacity as sole director of China Tianren Organic Food Holding Company Limited and Golden Dawn International Limited.

[13]	Based on 5,173,187 shares of common stock issued and outstanding as reported in the Issuer’s quarterly report filed on Form 10-Q with the Securities and Exchange Commission on August 11, 2017.

9

Introductory Statement

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the statement on Schedule 13D jointly filed on September 24, 2012 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed jointly on December 28, 2012, Amendment No. 2 to Schedule 13D filed jointly on July 20, 2016, Amendment No. 3 to Schedule 13D filed jointly on June 28, 2017, and Amendment No. 4 to Schedule 13D filed jointly on July 25, 2017 (“Amendment No. 4”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of Future FinTech Group Inc. (the “Issuer”), a Florida corporation. All share numbers have been adjusted to reflect a 1-for-8 reverse stock split approved by the Issuer’s Board of Directors on February 29, 2016, which became effective on March 16, 2016. On June 6, 2017, the Issuer filed a Certificate of Amendment with the Secretary of State for the State of Florida to amend and restate its articles of incorporation to change its name from SkyPeople Fruit Juice, Inc. to Future FinTech Group Inc., effective immediately (the “Name Change”). Except as otherwise provided herein, each Item of the Initial Statement, as amended, remains unchanged.

This Amendment No. 5 is being filed by (i) SkyPeople International Holdings Group Limited, (ii) V.X. Fortune Capital Limited, (iii) Fancylight Limited, (iv) Yongke Xue, (v) Golden Dawn International Limited, (vi) Zeyao Xue, (vii) China Tianren Organic Food Holding Company Limited and (viii) Hongke Xue (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Item 2.	Identity and Background

Item 2 of the Initial Statement, as amended, is hereby amended and restated in its entirety as follows:

(a) Name	(b) ● Residence address or business address or ● Principal office (if person in column (a) is an entity)

(c)

●       Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted or

●       Principal business (if person in column (a) is an entity)

(f) Citizenship or jurisdiction of incorporation, as applicable

SkyPeople International Holdings Group Limited	16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	Cayman Islands

V.X. Fortune Capital Limited	c/o Yongke Xue 16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Fancylight Limited	c/o Zeyao Xue No.3, Xijuyuan Xiang, Lianhu District Xi’an, Shaanxi Province People’s Republic of China 710075	Investment holding	British Virgin Islands

10

Yongke Xue	No.3, Xijuyuan Xiang, Lianhu District Xi’an, Shaanxi Province People’s Republic of China 710075	Yongke Xue is a director of the Issuer. Yongke Xue is also the sole director of each of (i) SkyPeople International Holdings Group Limited and (ii) V.X. Fortune Capital Limited.	People’s Republic of China

Zeyao Xue	No.3, Xijuyuan Xiang, Lianhu District Xi’an, Shaanxi Province People’s Republic of China 710075	Zeyao Xue is the sole director of Fancylight Limited and a student at Kwantlen Polytechnic University.	People’s Republic of China

Golden Dawn International Limited	c/o Hongke Xue 16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

China Tianren Organic Food Holding Company Limited	c/o Hongke Xue 16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Investment holding	British Virgin Islands

Hongke Xue	16F, China Development Bank Tower No. 2, Gaoxin 1st Road Xi’an, People’s Republic of China 710075	Hongke Xue is the Chief Executive Officer and Chairman of Board of Directors of the Issuer. Hongke Xue is also the sole director of China Tianren Organic Food Holding Company Limited and Gold Dawn International Limited.	People’s Republic of China

(d) Each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 6 of this Amendment No. 5 is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information contained in Item 6 of this Amendment No. 5 is incorporated herein by reference.

11

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement, as amended, is hereby amended and restated in its entirety as follows:

(a) All percentages of Common Stock beneficially owned as described in this Statement are based on 5,173,187 shares of issued and outstanding common stock as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017.

1. SkyPeople International Holdings Group Limited has direct beneficial ownership of 665,200 shares of the Common Stock of the Issuer. SkyPeople International Holdings Group Limited’s beneficial ownership in the Common Stock represented approximately 12.9% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of SkyPeople International Holdings Group Limited under Section 13(d) of the Act.

2. V.X. Fortune Capital Limited, through its 100.0% equity interests in SkyPeople International Holdings Group Limited, Golden Dawn International Limited and China Tianren Organic Food Holding Company Limited, has indirect beneficial ownership of an aggregate of 2,337,155 shares of Common Stock of the Issuer. V.X. Fortune Capital Limited’s beneficial ownership in the Common Stock represented approximately 45.2% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of V.X. Fortune Capital Limited under Section 13(d) of the Act.

3. Fancylight Limited, which owns a 100.0% equity interest in V.X. Fortune Capital Limited, has indirect beneficial ownership of an aggregate of 2,337,155 shares of Common Stock of the Issuer. Fancylight Limited’s beneficial ownership in the Common Stock represented approximately 45.2% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Fancylight Limited under Section 13(d) of the Act.

4. Zeyao Xue, through his ownership and service as the sole director of Fancylight Limited, which owns a 100.0% equity interest in V.X. Fortune Capital Limited, has indirect beneficial ownership of an aggregate of 2,337,155 shares of Common Stock of the Issuer. Zeyao Xue’s beneficial ownership in the Common Stock represented approximately 45.2% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Zeyao Xue under Section 13(d) of the Act.

5. Golden Dawn International Limited has direct beneficial ownership of an aggregate of 1,488,570 shares of Common Stock of the Issuer. Golden Dawn International Limited’s beneficial ownership in the Common Stock represented approximately 28.8% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Golden Dawn International Limited under Section 13(d) of the Act.

6. Yongke Xue, as the sole director of V.X. Fortune Capital Limited, has indirect beneficial ownership of an aggregate of 2,337,155 shares of Common Stock of the Issuer. Yongke Xue’s beneficial ownership in the Common Stock represented approximately 45.2% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Yongke Xue under Section 13(d) of the Act. Yongke Xue is also the sole director of SkyPeople International Holdings Group Limited.

7. China Tianren Organic Food Holding Company Limited has direct beneficial ownership of an aggregate of 183,385 shares of Common Stock of the Issuer. China Tianren Organic Food Holding Company Limited’s beneficial ownership in the Common Stock represented approximately 3.5% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of China Tianren Organic Food Holding Company Limited under Section 13(d) of the Act.

8. Hongke Xue, as sole director of China Tianren Organic Food Holding Company Limited and Golden Dawn Internation Limited, has beneficial ownership of an aggregate of 1,671,955 shares of Common Stock of the Issuer. Hongke Xue’s beneficial ownership in the Common Stock represented approximately 32.3% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Hongke Xue under Section 13(d) of the Act.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement other than the securities actually owned by such person, if any.

12

(b)

1. SkyPeople International Holdings Group Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 665,200 shares of Common Stock of the Issuer.

2. V.X. Fortune Capital Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 2,337,155 shares of Common Stock of the Issuer

3. Fancylight Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 2,337,155 shares of Common Stock of the Issuer.

4. Zeyao Xue may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 2,337,155 shares of Common Stock of the Issuer.

5. Golden Dawn International Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,488,570 shares of Common Stock of the Issuer.

6. China Tianren Organic Food Holding Company Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 183,385 shares of Common Stock of the Issuer.

7. Yongke Xue may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 2,337,155 shares of Common Stock of the Issuer.

8. Hongke Xue may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 1,671,955 shares of Common Stock of the Issuer.

(c) Other than as reported herein, each of the Reporting Persons has not effected any transactions in the Common Stock during the past 60 days or since the filing of Amendment No. 4 to the Initial Statement.

(d)

1. Other than as described in Item 6 herein, to the knowledge of V.X. Fortune Capital Limited, Fancylight Limited Yongke Xue and Zeyao Xue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,337,155 shares of Common Stock over which V.X. Fortune Capital Limited, Fancylight Limited, Yongke Xue and Zeyao Xue have beneficial ownership.

2. Other than as described in Item 6, to the knowledge of Golden Dawn International Limited and Hongke Xue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,488,570 shares of Common Stock over which Golden Dawn International Limited and Hongke Xue have beneficial ownership.

3. Other than as described in Item 6, to the knowledge of China Tianren Organic Food Holding Company Limited and Hongke Xue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 183,385 shares of Common Stock over which China Tianren Organic Food Holding Company Limited and Hongke Xue have beneficial ownership.

4. Other than as described in Item 6 herein, to the knowledge of SkyPeople International Holdings Group Limited and Yongke Xue, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 665,200 shares of Common Stock over which SkyPeople International Holdings Group Limited and Yongke Xue have beneficial ownership.

13

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement, as amended, is hereby amended and supplemented as follows:

On September 27, 2017, Zeyao Xue, the son of Yongke Xue, a director of the Issuer, purchased from Yongke Xue in a private transaction all of the outstanding equity interests of Fancylight Limited for an aggregate purchase price of $50,000, which such amount was paid using personal funds (the “Share Purchase”). As a result of the Share Purchase, Zeyao Xue became the indirect beneficial owner of 2,337,155 shares of the Common Stock, equal to approximately 45.2% of the issued and outstanding Common Stock. Zeyao Xue was also appointed as the sole director of Fancylight Limited.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Initial Statement, as amended, is hereby amended and supplemented as follows:

Exhibit Number	Description

99.1(a)†	Joint Filing Agreement among SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Yongke Xue, Golden Dawn International Limited, Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai dated September 24, 2012.

99.1(b)†	Joint Filing Agreement among SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited, Yongke Xue, Golden Dawn International Limited, Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Lin Bai dated January 4, 2013.

99.1(c)†	Joint Filing Agreement among SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited, Yongke Xue, Golden Dawn International Limited, Everlasting Rich Limited, China Tianren Organic Food Holding Company Limited and Hongke Xue dated June 28, 2017.

99.1(d)	Joint Filing Agreement among SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited, Yongke Xue, Zeyao Xue, Golden Dawn International Limited, China Tianren Organic Food Holding Company Limited and Hongke Xue dated October 6, 2017.

99.2†	Share Exchange Agreement among SkyPeople International Holdings Group Limited, Golden Dawn International Limited, Hongke Xue, Yongke Xue, V.X. Fortune Capital Limited and Kingline International Limited dated September 14, 2012.

99.3†	Share Charge between China Tianren Organic Food Holding Company Limited, Golden Dawn International Limited and Vandi Investments Limited dated December 28, 2012.

99.4†	Share Charge between China Tianren Organic Food Holding Company Limited, Golden Dawn International Limited and COFCO (Beijing) Agricultural Industrial Equity Investment Fund dated December 28, 2012.

99.5†	Share Purchase Agreement between SkyPeople International Holdings Group Limited and SkyPeople Fruit Juice, Inc., dated October 16, 2015, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on October 16, 2015.

99.6†	Stock Purchase Agreement among Golden Dawn International Limited, SkyPeople International Holdings Group Limited, V.X. Fortune Capital Limited, Fancylight Limited, Yongke Xue, Future World Investment Holding Limited and Pei Lei (“Pei”) dated July 10, 2016.

99.7†	Termination Letter from Yongke Xue, dated June 15, 2017.

†	Previously filed.

14

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 6, 2017

SkyPeople International Holding Group Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

V.X. Fortune Capital Limited

By:	/s/ Yongke Xue
Name:	Yongke Xue
Title:	Sole Director

Fancylight Limited

By:	/s/ Zeyao Xue
Name:	Zeyao Xue
Title:	Sole Director

Zeyao Xue

/s/ Zeyao Xue

Yongke Xue

/s/ Yongke Xue

Golden Dawn International Limited

By:	/s/ Hongke Xue
Name:	Hongke Xue
Title:	Sole Director

China Tianren Organic Food Holding Company Limited

By:	/s/ Hongke Xue
Name:	Hongke Xue
Title:	Sole Director

Hongke Xue

/s/ Hongke Xue

15